Exhibit 99.4

Genius Group Changes Extraordinary General Meeting Date for Entrepreneur Resorts Spinoff to May 16

SINGAPORE, April 12, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, is changing the date of its planned extraordinary general meeting of shareholders (the “EGM”) from April 28, 2023, at 8:00 a.m. ET (8:00 p.m. Singapore Time) to May 16, 2023, at 8:00 a.m. ET (8:00 p.m. Singapore Time).

The proposals to be submitted for shareholders’ approval at the EGM are to consider and vote on the resolutions for the adoption of the new constitution and the proposed capital reduction and distribution of shares in Entrepreneur Resorts Limited to shareholders. Details related to each of the two proposals are available on a Form 6-K filed with the U.S. Securities and Exchange Commission on April 12, 2023.

Participation

The EGM will be held as a digital meeting only, with no in-person attendance for shareholders. Shareholders will be able to watch or listen to these proceedings through a live video feed on Zoom via their mobile phones, tablets or computers (“Live Webcast”). To participate, shareholders will have to follow these steps:

1.	Shareholders (whether Beneficial Shareholders or Shareholders of Record) who wish to watch or listen to the EGM must pre-register their participation using the following URL https://us06web.zoom.us/webinar/register/WN__ODAUUXVRu2Q49L_fW-hPw no later than 11:59 p.m. (Singapore time) on 13 May 2023 (“Registration Cut-off”).
2.	Upon successful registration, Shareholder or its corporate representative will receive an email containing a link and a toll-free telephone number to access the Live Webcast, together with the relevant log in details and instructions, as well as instructions on how to watch or listen to the Live Webcast.
3.	Shareholders who have pre-registered in accordance with the steps above but do not receive an email with a Zoom meeting invitation link by 11:59 p.m., May 13, 2023 (Singapore time) should contact the Company for assistance via email to investors@geniusgroup.net.
4.	Shareholders (or corporate representatives) must not forward the abovementioned link to other persons who are not Shareholders and who are not entitled to participate in the EGM.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million students and users in 200 countries, ranging from ages 0 to 100.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contact:

Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com